Filed Pursuant to Rule 433

Dated August 23, 2010

Registration Statement No. 333-159478

INTERSTATE POWER AND LIGHT COMPANY

Final Term Sheet

Dated August 23, 2010

Issuer:	Interstate Power and Light Company

Size:	$200,000,000

Security Type:	Senior Debentures

Maturity Date:	September 1, 2020

Interest Payment Dates:	March 1 and September 1, commencing March 1, 2011

Coupon:	3.650%

Price to Public:	99.925%

Yield to Maturity:	3.659%

Benchmark Treasury:	2.625% due August 15, 2020

Benchmark Treasury Yield:	2.609%

Spread to Benchmark Treasury:	+ 105 bps

Make-Whole Call:	Prior to June 1, 2020 at T + 20 bps

Par Call:	On or after June 1, 2020

Trade Date:	August 23, 2010

Settlement Date:	August 26, 2010 (T+3)

CUSIP:	461070 AJ3

ISIN:	US461070AJ32

Underwriters:	Joint Book-Running Managers Banc of America Securities LLC Wells Fargo Securities, LLC Co-Managers Mitsubishi UFJ Securities (USA), Inc. Commerz Markets LLC Mizuho Securities USA Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may request a copy of these documents from Banc of America Securities LLC by calling 1-800-294-1322 or from Wells Fargo Securities, LLC by calling 1-800-326-5897.